Exhibit 7

News

CEB releases 2022 solid financial and operational results while continuing to support Europe’s social cohesion

31 January 2023

PARIS – The Council of Europe Development Bank (CEB) fulfilled the principal objectives set out in its Development Plan 2020-2022. With a solid financial and operational performance in 2022, the CEB continued to support social cohesion in Europe amid overlapping crises.

On the heels of the COVID-19 pandemic, the Russian aggression against Ukraine in February 2022 heightened geopolitical tensions, exacerbated economic disruptions and triggered a refugee crisis. In this context, the CEB’s social mandate proved to be more relevant and more urgent than ever. The Bank fulfilled its principal strategic objectives set out in its Development Plan 2020-2022 by stepping up its support to the member countries in meeting their social investment needs and in bolstering inclusiveness and resilience.

Lending approvals reached €4.2 billion, broadly stable compared to 2021 (+2.1%), of which 31% were dedicated to member countries affected by the war in Ukraine and 15% to the COVID-19 pandemic.

The CEB’s preliminary unaudited results for the financial year 2022 show a net financial profit of €79.7 million, compared to €94.8 million in 2021 (-15.9%), reflecting mainly the impact of International Financial Reporting Standard (IFRS) 9 on both credit provisioning (cost of risk) and valuation of financial instruments.

Excluding IFRS 9 impact, core earnings amounted to €83.5 million for the year 2022, compared to €87.0 million in 2021 (-4.0%), mainly driven by lower revenues in debt securities at amortized cost portfolio. As in the past, no credit risk event was recorded in the financial year 2022.

On the funding side, the CEB further enhanced its presence in the Social Inclusion Bond market with two additional issuances worth €2.0 billion, whose proceeds are targeted to be used to bolster the Bank’s response to the refugee crises caused by the war in Ukraine and help assist its member states.

The CEB’s ratings continued to reflect its strong financial profile and the support of its member countries, underlined by its AAA rating reaffirmed by Standard & Poor’s (12 September 2022) and Scope Ratings (24 June 2022, unsolicited) with a stable outlook; Moody’s Aa1 rating placed on review for upgrade (16 December 2022), showing an instant response from the rating agency further to the approval of the CEB’s 7th capital increase and new Strategic Framework; and Fitch’s AA+ rating with a positive outlook (22 July 2022).

The Financial Statements for the year ended 31 December 2022 will be submitted to the CEB’s Governing Board for approval in March 2023.

PRELIMINARY KEY FIGURES (unaudited)

EURO million (IFRS)	2021	2022	Variation
Loans outstanding	18 916	19 887	+5.1%
Projects approved during the year	4 156	4 244	+2.1%
Stock of projects	8 925	9 093	+1.9%
Financing commitments signed during the year	2 408	4 187	+73.9%
Loans disbursed during the year[1]	4 023	3 526	-12.4%
Issuances included in the annual borrowing authorisation[1]	5 500	5 988	+8.9%
Total assets	29 715	31 528	+6.1%
Net profit	94.8	79.7	-15.9%
Core earnings[2]	87.0	83.5	-4.0%

1 Value in euros after swap

2 Excluding IFRS valuation effects (cost of risk and valuation of financial instruments)